125

05010012

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Industrias CH, S.A. de C.V.

*CURRENT ADDRESS Municipality of Tlalnepantla
Mexico

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 28 2005
THOMSON
FINANCIAL

FILE NO. 82- 34903 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MCor

DAT : 7/27/05

RECEIVED
2005 JUL 25 A 10:

12-31-03
AR/S

SUMMARY OF ANNUAL REPORT
FOR YEAR ENDED DECEMBER 31, 2003

Industrias CH, S.A. de C.V. (the "Company") was incorporated in 1938 under the name Herramientas, S.A.. Its main activity was the developing of high caliber tools. In 1991, the control of the company was acquired by its current managers, whose main strategy has been the improvement of the chains of production and the development of new products, all focused to maximize the outcome of the Company.

In 1994 the Company acquired thought a public bid a company named Procarsa, S.A. de C.V., a former federal government company producing pipelines of big diameters and located on the boarder of Coahuila.

In 1999, the Company merged with Grupo Ruvi, S.A. de C.V., who owned Siderurgica del Golfo, S.A. de C.V. which had a production unit in Matamoros, Tamaulipas and produced commercial and structural steel structures.

In 2001, the Company acquired an 82.5% interest of Grupo SIMEC, S.A. de C.V., who had casting iron plants in Guadalajara, Jalisco and Mexicali, Baja California that produced iron bars, specialty steel products, and commercial and structural steel structures.

The products produced by the Company are mainly for the use of the construction industry, car parts industry, petroleum equipment and others.

Currently none of its clients represents over 10% of the total sales of the Company.

As of December 31, 2003 the Company has 926 non-union employees and 1,932 unionized employees. The labor relations between the employer and employees (including with the five different labor unions) are considered to be open. As of the fiscal year of 2003, there were no labor incidents.

The current location of its six plants throughout Mexico gives the Company a competitive advantage to satisfy the market demands including demands from foreign markets which represent over 15% of the total sales of the Company. The Company faces domestic and foreign competitions. Some of the domestic competitors are Hylsamex, S.A. de C.V., and Altos Hornos de Mexico, S.A. de C.V.. Foreign competitors include companies from the USA, Brazil, and Korea, among others. This situation makes the steel markets highly competitive and the steel price and profitability are reduced. In response, the Company has followed a strategy of developing highly value added investments in new lines of products.

The Company operates through its 20 subsidiaries in such areas as commercial trading, manufacturing, service supply and real state, among others.

Exhibit 2

Exhibit 9

[redacted]

Index to financial statements

INDUSTRIAS CH, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of constant Mexican pesos as of September 30, 2004)

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of constant Mexican pesos as of September 30, 2004)

Independent auditors' report

The Board of Directors and Stockholders
Industrias CH, S.A. de C.V.:

We have examined the accompanying consolidated balance sheets of Industrias CH, S.A. de C.V. and subsidiaries (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of income, stockholders' equity and changes in financial position for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Industrias CH, S.A. de C.V. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

KPMG CARDENAS DOSAL, S. C.

David Barragán Arteaga

Guadalajara, Mexico
April 26, 2004, except as to note 2a,
which is as of October 8, 2004,
and note 16b, which is as of
August 9, 2004.

INDUSTRIAS CH, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Thousands of constant Mexican pesos as of September 30, 2004)

	As of December 31,		(Thousands of U.S. dollars—note 2u)
	2002	2003	2003
Assets			
Current assets:			
Cash and cash equivalents	Ps 315,854	Ps 773,196	US$ 67,705
Trade accounts receivable, net (note 4)	661,391	782,196	68,494
Other accounts receivable (note 4)	262,759	480,141	42,044
Inventories, net (note 6)	1,750,673	1,745,890	152,880
Prepaid expenses	7,696	9,046	792
Derivative financial instruments (note 7)	—	19,247	1,685
Total current assets	2,998,373	3,809,716	333,600
Property, plant and equipment, net (note 8)	6,437,282	6,615,923	579,328
Other assets, net (note 9)	415,928	342,311	29,975
	Ps9,851,583	Ps10,767,950	US$942,903
Liabilities and Stockholders' Equity			
Current liabilities:			
Short-term loans with related parties (note 10a)	Ps1,339,014	Ps 34,171	US$ 2,992
Current installments of long-term debt (note 10c)	53,604	4,194	367
Long-term debt reclassified to current liabilities (note 10c)	316,426	19,034	1,667
Trade accounts payable	319,948	359,273	31,460
Other accounts payable and accrued liabilities	501,285	635,227	55,624
Income and asset taxes payable	1,054	28,721	2,515
Employee statutory profit sharing	801	289	25
Related party accounts payable (note 5)	42,644	6,172	540
Total current liabilities	2,574,776	1,087,081	95,190
Seniority premiums (note 11)	10,166	10,078	882
Deferred income taxes and employee statutory profit sharing (note 12)	1,805,193	2,077,706	181,936
Other	3,861	3,938	346
Total long-term liabilities	1,819,220	2,091,722	183,164
Total liabilities	4,393,996	3,178,803	278,354
Negative goodwill, net (note 2b)	636,330	428,168	37,493
Stockholders' equity (note 13):			
Majority interest:			
Capital stock	3,114,117	4,266,738	373,620
Additional paid-in capital	752,292	752,292	65,875
Retained earnings	1,021,095	1,868,389	163,607
Share repurchase reserve	302,451	310,999	27,233
Cumulative deferred income taxes	(781,638)	(781,638)	(68,445)
Equity adjustment for non-monetary assets	(211,893)	55,341	4,846
Excess of fair value of derivative financial instruments over cost (note 7)	—	11,491	1,006
Total majority interest	4,196,424	6,483,612	567,742
Minority interest	624,833	677,367	59,314
Total stockholders' equity	4,821,257	7,160,979	627,056
Commitments and contingent liabilities (note 15)			
	Ps9,851,583	Ps10,767,950	US$942,903

See accompanying notes to consolidated financial statements.

INDUSTRIAS CH, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Income

(Thousands of constant Mexican pesos as of September 30, 2004, except per share data)

	For the years ended December 31,			(Thousands of U.S. dollars—note 2u)
	2001	2002	2003	2003
Net sales (notes 5 and 14)	Ps 3,183,869	Ps 3,888,858	Ps 4,815,416	US$ 421,665
Cost of sales, excluding depreciation and amortization (note 5)	2,457,387	2,674,192	3,264,539	285,862
Depreciation and amortization	39,047	86,351	109,898	9,623
Gross profit	687,435	1,128,315	1,440,979	126,180
Selling, general and administrative expenses (note 5)	278,034	492,400	527,311	46,174
Depreciation and amortization	176,167	178,312	203,624	17,831
Total operating expenses	454,201	670,712	730,935	64,005
Operating income	233,234	457,603	710,044	62,175
Comprehensive financial results, net (note 2n)	(73,129)	(85,957)	625	55
Other income, net (including amortization of negative goodwill of Ps196,299, Ps208,162 and Ps208,162 in 2001, 2002 and 2003, respectively) (note 2b)	328,087	205,170	161,160	14,112
Gain on extinguishment of debt (note 10a)	—	—	157,191	13,765
Total other income	328,087	205,170	318,351	27,877
Income before income taxes, employee statutory profit sharing and minority interest	488,192	576,816	1,029,020	90,107
Income taxes (note 12)	149,074	30,894	134,675	11,793
Employee statutory profit sharing (note 12)	9,769	(1,563)	4,135	362
Consolidated net income	329,349	547,485	890,210	77,952
Minority interest	(45,393)	(20,532)	(42,916)	(3,758)
Majority interest net income	Ps 283,956	Ps 526,953	Ps 847,294	US$ 74,194
Earnings per share:				
Number of shares used in computation	82,675,545	82,675,545	93,618,846	93,618,846
Earnings per share (pesos and U.S. dollars)	Ps 3.43	Ps 6.37	Ps 9.05	US$ 0.79

See accompanying notes to consolidated financial statements.

INDUSTRIAS CH, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Years ended December 31, 2001, 2002 and 2003
(Thousands of constant Mexican pesos as of September 30, 2004)

	Capital stock	Additional paid-in capital	Retained earnings	Share repurchase reserve	Cumulative deferred income taxes	Equity adjustment for non-monetary assets	Excess of fair value of derivative financial instruments over cost	Total majority interest	Minority interest	Total stockholders' equity
Balances at December 31, 2000	Ps3,114,117	752,292	384,537	58,643	(781,638)	(261,924)	—	3,266,027	1,882	3,267,909
Acquisition of treasury stock (note 13b)	—	—	—	(25,377)	—	—	—	(25,377)	—	(25,377)
Disposition of acquired treasury stock (note 13b)	—	—	—	93,344	—	—	—	93,344	—	93,344
Entries related to minority interest for acquisition of subsidiary (note 2b)	—	—	—	—	—	—	—	—	506,062	506,062
Comprehensive income (note 13c)	—	—	283,956	—	—	(198,752)	—	85,204	45,393	130,597
Balances at December 31, 2001	3,114,117	752,292	668,493	126,610	(781,638)	(460,676)	—	3,419,198	553,337	3,972,535
Appropriation of retained earnings to the reserve for repurchase of the Company's stock	—	—	(174,351)	174,351	—	—	—	—	—	—
Disposition of acquired treasury stock (note 13b)	—	—	—	1,490	—	—	—	1,490	—	1,490
Entries related to minority interest for increase in equity (note 2b)	—	—	—	—	—	—	—	—	5,300	5,300
Comprehensive income (note 13c)	—	—	526,953	—	—	248,783	—	775,736	66,196	841,932
Balances at December 31, 2002	3,114,117	752,292	1,021,095	302,451	(781,638)	(211,893)	—	4,196,424	624,833	4,821,257
Increase in capital stock (note 13a)	1,152,621	—	—	—	—	—	—	1,152,621	—	1,152,621
Acquisition of treasury stock (note 13b)	—	—	—	(903)	—	—	—	(903)	—	(903)
Disposition of acquired treasury stock (note 13b)	—	—	—	9,451	—	—	—	9,451	—	9,451
Entries related to minority interest for increase in equity (note 2b)	—	—	—	—	—	—	—	—	(24,766)	(24,766)
Comprehensive income (note 13c)	—	—	847,294	—	—	267,234	11,491	1,126,019	77,300	1,203,319
Balances at December 31, 2003	Ps4,266,738	752,292	1,868,389	310,999	(781,638)	55,341	11,491	6,483,612	677,367	7,160,979

See accompanying notes to consolidated financial statements.

INDUSTRIAS CH, S. A. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(Thousands of constant Mexican pesos as of September 30, 2004)

	For the years ended December 31, 2001	2002	2003	(Thousands of U.S. dollars—note 2u) 2003
Operating activities:				
Majority interest net income	Ps 283,956	Ps 526,953	Ps 847,294	US$ 74,194
Add charges (deduct credits) to operations not requiring (providing) funds:				
Depreciation and amortization	215,214	264,663	313,522	27,454
Deferred income taxes and employee statutory profit sharing	127,099	4,322	108,451	9,497
Amortization of negative goodwill	(196,299)	(208,162)	(208,162)	(18,228)
Gain on extinguishment of debt	—	—	(157,191)	(13,765)
Write-off of idle machinery	—	10,807	18,423	1,613
Adjustment of land to net realizable value	—	21,319	—	—
Accrual for seniority premiums	1,964	1,851	1,796	157
Minority interest	45,393	20,532	42,916	3,758
Funds provided by operations	477,327	642,285	967,049	84,680
Net financing from (investing in) operating accounts:				
Accounts receivable, net	(55,733)	6,240	(346,421)	(30,335)
Related parties, net	—	70,850	(28,238)	(2,473)
Inventories, net	(364,521)	70,095	(35,852)	(3,139)
Prepaid expenses	(3,831)	3,775	(1,350)	(118)
Trade accounts payable	347,967	(488,740)	39,324	3,443
Other accounts payable and accrued liabilities	211,673	215,343	161,175	14,113
Funds provided by operating activities	612,882	519,848	755,687	66,171
Financing activities:				
Capital stock increase	—	—	1,152,621	100,930
Short-term loans (principal payments)	(490,266)	351,078	10,523	921
Principal payments on loans and interest	(279,951)	(677,134)	(1,504,977)	(131,784)
Seniority premium payments	(1,392)	(1,711)	(1,885)	(165)
Payments to acquire treasury stock	(25,377)	—	(903)	(79)
Disposition of acquired treasury stock	93,344	1,490	9,451	828
Minority interest	506,062	5,300	23,981	2,100
Funds used in financing activities	(197,580)	(320,977)	(311,189)	(27,249)
Investing activities:				
Acquisition of property, plant and equipment	(121,398)	(45,793)	(60,773)	(5,322)
Effects of acquisition of subsidiaries, net of cash	(1,972,618)	(28,207)	—	—
Negative goodwill	981,498	59,312	—	—
Decrease (increase) in guaranty deposits	57,086	—	(352)	(31)
Other, net	4,388	(38,381)	73,969	6,478
Funds (used in) provided by investing activities	(1,051,044)	(53,069)	12,844	1,125
(Decrease) increase in cash and cash equivalents	(635,742)	145,802	457,342	40,047
Cash and cash equivalents:				
At beginning of year	805,794	170,052	315,854	27,658
At end of year	Ps 170,052	Ps 315,854	Ps 773,196	US$ 67,705

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003
(Thousands of constant Mexican pesos as of September 30, 2004)

(1) Description of business—

Industrias CH, S.A. de C.V. and its consolidated subsidiaries (hereinafter ICH or the Company) is a diversified producer of a variety of steel products, including specialty steel, welded pipes, structurals, light structurals and rebar.

(2) Summary of significant accounting policies—

(a) Financial statement presentation—

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which require the recognition of the effects of inflation on the financial information, and are expressed in thousands of Mexican pesos of constant purchasing power as of September 30, 2004, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (central bank) on October 8, 2004.

The indexes used in recognizing inflation were as follows:

December 31,	NCPI	Inflation
2001	97.354	4.40%
2002	102.904	5.70%
2003	106.996	3.97%
September 2004	110.602	3.37%

For purposes of disclosure, pesos or "Ps" means thousands of Mexican pesos, and dollars or "US$" means thousands of U.S. dollars.

(b) Principles of consolidation—

The consolidated financial statements include the financial statements of the Company and those subsidiary companies in which it holds over 50% and/or has control. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation was based on the audited financial statements of the issuing companies, which were prepared under Mexican GAAP.

As of December 31, 2002 and 2003, the subsidiary companies are the following:

	Ownership	
	2002	2003
Grupo Simec, S.A. de C.V. (1)	83.84%	85.84%
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	83.84%	85.84%
Administradora de Servicios de la Industria Siderúrgica, S.A. de C.V.	83.84%	85.84%
Compañía Siderúrgica de California, S.A. de C.V.	83.84%	85.84%
Undershaft Investments, N. V.	83.84%	85.84%
Pacific Steel, Inc.	83.84%	85.84%
Compañía Siderúrgica de Occidente, S.A. de C.V.	83.84%	85.84%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	83.84%	85.84%
Consorcio Internacional, S.A. de C.V.	83.84%	85.84%

INDUSTRIAS CH, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(Thousands of constant Mexican pesos as of September 30, 2004)

	Ownership	
	2002	2003
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	83.84%	85.84%
Administradora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V. (formerly Diseños y Construcciones Industriales y Comerciales, S.A. de C.V.)	83.84%	85.84%
Industrias del Acero y del Alambre, S.A. de C.V.	83.84%	85.84%
Metálica las Torres, S.A. de C.V.	83.84%	85.84%
Procesadora Mexicali, S.A. de C.V.	83.84%	85.84%
Servicios Simec, S.A. de C.V.	83.84%	85.84%
Sistemas de Transporte de Baja California, S.A. de C.V.	83.84%	85.84%
Tuberías Procarsa, S.A. de C.V.	99.99%	99.99%
Comercializadora de Compañía Mexicana de Perfiles y Tubos, S.A. de C.V. (merged with Pytsa Industrial, S.A. de C.V. in 2003)	99.99%	—
Aceros y Laminados Sigosa, S.A. de C.V.	99.99%	99.99%
Operadora Procarsa, S.A. de C.V.	99.99%	99.99%
Siderúrgica del Golfo, S.A. de C.V.	99.99%	99.99%
Inmobiliaria Pytsa, S.A. de C.V.	99.99%	99.99%
Procarsa, S.A. de C.V.	99.99%	99.99%
Compañía Mexicana de Perfiles y Tubos, S.A. de C.V.	99.99%	99.99%
Pytsa Monclova, S.A. de C.V.	99.99%	99.99%
Pytsa Industrial, S.A. de C.V.	99.99%	99.99%
Inmobiliaria Procarsa, S.A. de C.V.	99.99%	99.99%
Lámina y Maquilas del Norte, S.A. de C.V. (2)	99.99%	99.99%
Tubulares y Perfiles Industriales, S.A. de C.V. (2)	99.99%	99.99%
Servicios Administrativos Sigosa, S.A. de C.V.	99.99%	99.99%
Operadora de Industrias CH, S.A. de C.V.	99.99%	99.99%
Operadora ICH, S.A. de C.V.	99.99%	99.99%
Procarsa Industrial, S.A. de C.V. (formerly Promointex, S.A. de C.V.) (acquired in January 2002)	99.99%	99.99%
Aceros CH, S.A. de C.V.	99.99%	99.99%
Recubrimientos Procarsa, S.A. de C.V.	99.99%	99.99%
Servicios CH, S.A. de C.V.	99.99%	99.99%
Sigosa Aceros, S.A. de C.V.	99.99%	99.99%
Operadora de Tubería Industrial de Monterrey, S.A. de C.V. (2)	99.99%	99.99%
Operadora de Laminados y Perfiles Monterrey, S.A. de C.V. (2)	99.99%	99.99%
Administración de Empresas CH, S.A. de C.V.	99.99%	99.99%
Operadora de Lámina y Maquilas del Norte, S.A. de C.V. (2)	99.99%	99.99%
Administración y Control de Producción, S.A. de C.V.	99.99%	99.99%
Comercializadora Pytsa, S.A. de C.V. (2)	99.99%	99.99%

(1) On December 22, 2000, the Company entered into an agreement to acquire stock of Grupo Simec, S.A. de C.V. (Simec), subject to certain conditions, in exchange for US$84,112. This transaction closed on March 29, 2001. As a result of the foregoing, the Company acquired an 82.5% interest in Simec. The related minority interest of Ps506,062 is reported in the consolidated statement of stockholders' equity. In 2002 it increased its equity to 83.84% and in 2003 it increased to 85.84%.

(2) Dormant companies.

(Thousands of constant Mexican pesos as of September 30, 2004)

As of December 31, 2002 and 2003, the excess of book value over cost of acquired shares of subsidiary companies (negative goodwill) arose mainly from the acquisition of Simec, and is comprised as follows:

	2002	2003
Negative goodwill	Ps1,040,810	1,040,810
Less accumulated amortization	404,480	612,642
	Ps 636,330	428,168

The excess of book value over cost of acquired shares of subsidiary companies represents the excess of the carrying value of shares over the price paid for those shares at the acquisition date. It is adjusted for inflation by using NCPI factors and amortized by the straight-line method over a five-year period. The amortization for 2001, 2002 and 2003 of Ps196,299, Ps208,162 and Ps208,162, respectively, is reported under "other income" in the statements of income.

(c) Cash equivalents—

Cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments.

(d) Inventories and cost of sales—

Inventories are initially stated at average cost and adjusted to the lower of replacement cost or market value. Values are determined on the following bases:

Billet, finished goods and work in process—	At cost of last monthly production.
Raw materials—	At purchase prices prevailing in the market on the balance sheet date.
Materials—	At historical cost adjusted using inflation indexes of the steel industry.

Cost of sales represents the replacement cost of inventories at the time of sale, expressed in constant pesos as of September 30, 2004.

(e) Derivative financial instruments—

During 2003, the Company began using derivative financial instruments for hedging risks associated with natural gas prices. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

Fluctuations in the value of these instruments are recognized in cost of sales.

The Company recognizes the fair value of these instruments either as liabilities or assets. As indicated in note 7 to the consolidated financial statements, the Company opted for the early adoption of Bulletin C-10, *"Derivative Financial Instruments and Hedging"*; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006, which effective portions will be offset against the asset risks until consumed, has been recognized under comprehensive income in the consolidated statement of stockholders' equity.

(Thousands of constant Mexican pesos as of September 30, 2004)

(f) Property, plant and equipment—

Property, plant and equipment is initially recorded at acquisition cost and adjusted for inflation by applying NCPI factors, except for foreign machinery and equipment, which is adjusted for inflation using the inflation rate of the country of origin of the assets and the changes in the foreign exchange rate to the peso.

The net comprehensive financial results relating to assets under construction or installation are capitalized as part of the cost of the assets, adjusted for inflation based on NCPI factors, and amortized over the average useful life of such assets. No comprehensive financial results were capitalized in 2001, 2002 and 2003.

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, determined by independent appraisers.

The total useful lives of the principal asset classes are as follows:

	Years
Buildings	15 to 100
Machinery and equipment	10 to 50
Transportation equipment	4 to 20
Furniture and fixtures	10 to 15

Repair and maintenance costs are expensed as incurred.

(g) Other assets—

Other assets include mainly organization and pre-operating expenses, and are stated at cost, adjusted for inflation based on NCPI factors. Amortization is computed on adjusted asset values using the straight-line method, over a 20-year period. Additionally, the Company classifies rollers and spare parts, which in accordance with historical data and production trends will not be used in the short-term (one year), as other assets.

(h) Accruals—

Based on management's estimates, the Company recognizes accruals for those present obligations in which the transfer of assets or the rendering of services is virtually assured and arises as a consequence of past events, principally salaries and other amounts payable to employees, and fees.

(i) Seniority premiums—

Seniority premium benefits to which employees are entitled in accordance with the law are charged to operations for the year based on actuarial computations of the present value of this obligation. Amortization of prior service costs is based on the estimated service lives of existing personnel. At December 31, 2003, the estimated service life of employees entitled to plan benefits was approximately 8-9 years (see note 11).

Other compensation to which employees may be entitled, mainly severance, is charged to operations as incurred.

Notes to Consolidated Financial Statements — (Continued)
(Thousands of constant Mexican pesos as of September 30, 2004)

(j) Income and asset taxes, and employee statutory profit sharing—

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (asset tax) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred employee statutory profit sharing is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

(k) Inflation adjustment of capital stock, other stockholder contributions and retained earnings—

This adjustment is determined by multiplying stockholder contributions and retained earnings by factors derived from the NCPI, which measure accumulated inflation from the dates of origin through the most recent year end. The resulting amounts represent the constant value of stockholders' equity.

(l) Cumulative deferred income taxes—

Represents the cumulative effect of the adoption of the deferred taxes accounting standard.

(m) Equity adjustment for non-monetary assets—

Represents the difference between the specific price-level of non-monetary assets and the values determined using factors derived from the NCPI, reduced by the related deferred tax effects from the date the related accounting standard was adopted.

(n) Comprehensive financial results, net—

Comprehensive financial results, net comprise the following:

	2001	2002	2003
Interest expense, net	Ps(186,009)	(91,652)	(12,248)
Foreign exchange gain (loss), net	89,232	(89,608)	27,322
Monetary position gain (loss)	23,648	95,303	(14,449)
Comprehensive financial results, net	Ps (73,129)	(85,957)	625

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation factors through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

Notes to Consolidated Financial Statements — (Continued)
(Thousands of constant Mexican pesos as of September 30, 2004)

(o) Revenue recognition—

Revenue from the sale of products is recognized when the products are shipped and the customer takes ownership and assumes the risk of loss. The Company provides for sales returns and discounts, which are deducted from sales, as well as sales commissions and freight expenses, which are included in selling expenses.

(p) Business and credit concentration—

The products of the Company are sold to a large number of customers without significant concentration with anyone of them. The Company provides an allowance for doubtful accounts based on analyses and estimates made by management.

(q) Earnings per share—

Earnings per share for each year have been computed by dividing the majority interest net income by the weighted average of shares outstanding for each year.

(r) Contingencies—

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

(s) Impairment of property, plant and equipment and other non-current assets—

The Company evaluates periodically the adjusted values of property, plant and equipment and other non-current assets to determine whether there is an indication of potential impairment. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the Company records the necessary provisions to write them down to the recoverable amount. Assets to be disposed of would be separately presented in the balance sheets and reported at the lower of the carrying amount or realizable value.

(t) Use of estimates—

The preparation of financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment; valuation allowances for receivables, inventories and deferred income tax assets; valuation of derivative financial instruments, and assets and obligations related to employee benefits. Actual results could differ from those estimates and assumptions.

(u) Convenience translation into U.S. dollars—

The Company maintains its accounting records and prepares its financial statements in Mexican pesos. The U.S. dollar amounts presented in the financial statements have been translated from the Mexican peso figures, solely for convenience of the reader, at the exchange rate of 11.42 pesos to one U.S. dollar,

Notes to Consolidated Financial Statements — (Continued)
(Thousands of constant Mexican pesos as of September 30, 2004)

which was the exchange rate published by the Mexican Central Bank in the Official Gazette of Mexico on September 30, 2004. Such translation should not be construed as a representation that the Mexican peso amounts represent, or have been or could be converted into U.S. dollars at that or any other rate. (Unaudited).

(3) Foreign currency exposure—

Monetary assets and liabilities denominated in foreign currency, as of December 31, 2002 and 2003 were as follows:

	Thousands of dollars		Thousands of euros		Thousands of pounds sterling		Thousands of deutsche marks	
	2002	2003	2002	2003	2002	2003	2002	2003
Current assets	35,008	78,093	—	—	—	—	44	—
Current liabilities	(56,758)	(14,581)	(48)	(146)	(141)	(151)	—	(32)
Net (liabilities) assets	(21,750)	63,512	(48)	(146)	(141)	(151)	44	(32)

The Company occasionally made purchases of raw materials in U.S. dollars, pounds sterling, euros and deutsche marks.

The exchange rates of the peso to the foreign currencies, as of December 31, 2002 and 2003, were as follows (in Mexican pesos):

	2002	2003
U.S. dollar	10.3125	11.236
Euro	10.0260	14.165
Pound sterling	16.9130	20.101
Deutsche mark	5.6375	7.240

At April 26, 2004, the exchange rates of the aforementioned foreign currencies to the peso are as follows (in Mexican pesos):

U.S. dollar	11.33
Euro	13.43
Pound sterling	17.07

At December 31, 2003, the Company did not have foreign exchange hedging instruments.

At December 31, 2002 and 2003, the Company had the following foreign origin non-monetary assets, which replacement cost may only be determined in U.S. dollars.

	US$	
	2002	2003
Machinery and equipment	187,264	240,775
Inventories	7,599	10,820
	194,863	251,595

Notes to Consolidated Financial Statements — (Continued)
(Thousands of constant Mexican pesos as of September 30, 2004)

Below is a summary of transactions carried out with foreign entities for the years ended December 31, 2001, 2002 and 2003, excluding imports and exports of machinery and equipment:

	US$		
	2001	2002	2003
Sales	32,541	39,523	50,749
Purchases (raw material)	42,105	30,803	39,893
Other expenses (spare parts)	6,013	3,312	141
Interest expense	11,223	5,190	3,312

The exchange rate of the peso to the foreign currencies used by the Company is based on the weighted average of free market rates available to settle its overall foreign currency transactions.

(4) Trade and other accounts receivable:

Trade accounts receivable comprise the following:

	2002	2003
Trade	Ps713,104	847,589
Less allowance for doubtful accounts	51,713	65,393
	Ps661,391	782,196

Other accounts receivable comprise the following:

	2002	2003
Recoverable taxes	Ps148,139	417,879
Related parties (note 5)	43,738	35,504
Other receivables	70,882	26,758
	Ps262,759	480,141

(5) Related-party transactions and balances—

Transactions carried out with related parties during the years ended December 31, 2001, 2002 and 2003 were as follows:

	2001	2002	2003
Sales	Ps143,218	384,687	470,030
Purchases	82,589	55,041	62,904
Other income	1,856	1,770	5,465
Other expenses	3,260	3,110	4,646
Interest expense	34,173	72,172	1,876

(Thousands of constant Mexican pesos as of September 30, 2004)

Balances receivable from and payable to related parties as of December 31, 2002 and 2003 are as follows (see also note 10a):

Receivable:	2002	2003
Sigosa Steel, S.A. de C.V.	Ps12,056	15,288
Seyco Joist, S.A. de C.V.	7,154	10,237
Operadora de Procesos, S.A. de C.V.	2,237	5,499
Operadora Manufacturera de Tubos, S.A. de C.V.	—	1,535
Compañía Mexicana de Tubos, S.A. de C.V.	20,415	—
Other	1,876	2,945
	Ps43,738	35,504

Payable:	2002	2003
Inmobiliaria Belgrado, S.A. de C.V. (note 10a)	Ps31,345	4,648
Operadora Manufacturera de Tubos, S.A. de C.V.	9,745	—
Other	1,554	1,524
	Ps42,644	6,172

(6) Inventories—

Inventories are comprised as follows:

	2002	2003
Finished goods	Ps 804,886	598,529
Work in process	71,724	51,422
Raw materials	560,634	746,873
Materials, spare parts and rollers	95,271	169,862
Advances to suppliers and others	100,544	134,219
Goods in transit	123,424	59,985
	1,756,483	1,760,890
Less allowance for obsolete and slow-moving inventories	5,810	15,000
	Ps1,750,673	1,745,890

Certain inventories are pledged as guarantee for a subsidiary company's industrial mortgage loan, which was repaid in 2004 (see note 16).

(7) Derivative financial instruments—

The Company uses derivative financial instruments mainly for offsetting exposure to market risk from changes in natural gas prices. Derivative instruments currently used by the Company consist of consumption futures. The Company enters into futures contracts that are designated as hedge for specific natural gas volumes, to be purchased and processed in future months. These futures contracts, ready to be exchanged, are recognized at fair value in the balance sheets. Changes in fair value of highly effective futures contracts that are designated as and qualify as cash flow hedges, are reported under comprehensive income in stockholders' equity, in conformity with Bulletin C-10, "*Derivative Financial Instruments and Hedging*," which was adopted on an early basis.

Notes to Consolidated Financial Statements — (Continued)

(Thousands of constant Mexican pesos as of September 30, 2004)

In late 2003, the Company contracted derivative financial instruments for hedging purposes to cover price fluctuations of natural gas prices, with PEMEX Gas and Petroquímica Básica. The hedge will guarantee the Company's natural gas consumption from 2004 through 2006 at a fixed price (in dollars) ranging from 4.4891 to 4.7473 per MMBtu (one million British Thermal Units). As a result of this transaction, as of December 31, 2003, the Company recognized an asset of Ps19,247 and a deferred tax liability of Ps5,663, as well as a net comprehensive income in the consolidated statement of stockholders' equity of Ps11,491 in the majority interest capital stock, and Ps1,402 in the minority interest.

(8) Property, plant and equipment—

Property, plant and equipment comprise the following:

	2002	2003
Buildings	Ps2,502,371	2,573,966
Machinery and equipment	6,377,322	7,131,332
Transportation equipment	80,314	79,831
Computer equipment	6,808	6,827
Furniture and fixtures	42,462	42,443
	9,009,277	9,834,399
Less accumulated depreciation	3,409,130	3,982,362
	5,600,147	5,852,037
Land	666,028	674,009
Construction in progress	103,675	44,263
Advances for machinery and equipment in transit	922	—
Idle machinery and equipment	66,510	45,614
	Ps6,437,282	6,615,923

Through December 31, 2002 and 2003, the Company has capitalized comprehensive financial results as a component of the acquisition cost of buildings and machinery and equipment for a net amount of Ps483,708 and Ps468,974, respectively.

At December 31, 2002 and 2003, machinery and equipment was restated for inflation at a rate higher than the NCPI, since a significant portion of such assets is imported, and the inflation factor of the country of origin, coupled with the change in the exchange rate of the peso to the currency of the country of origin, was higher.

Simec's industrial plant is pledged as guarantee for certain loans mentioned in note 10d. Those loans were repaid in 2004 (see note 16).

(9) Other assets—

Other assets comprise the following:

	2002	2003
Rollers and spare parts	Ps124,854	64,414
Other assets, net	291,074	277,897
	Ps415,928	342,311

Notes to Consolidated Financial Statements — (Continued)

(Thousands of constant Mexican pesos as of September 30, 2004)

(10) Short-term loans with related parties and long-term debt—

(a) At December 31, 2002 and 2003, the Company has received short-term loans from related parties as follows:

		2002	2003
	Herramientas CH, S.A. de C.V.	Ps 4,503	4,627
	Construalco, S.A. de C.V.	4,784	4,896
(1)	Operadora de Manufacturera de Tubos, S.A. de C.V. (note 10b)	1,134,586	—
(1)	Operadora de Compañía Mexicana de Tubos, S.A. de C.V.	153,020	—
	Operadora de Procesos de Acero, S.A. de C.V.	3,975	4,086
	Seyco Joist, S.A. de C.V.	17,186	—
	Construnorte, S.A. de C.V.	20,960	20,562
		Ps 1,339,014	34,171

(1) Outstanding balances related to unsecured loans maturing in July 2003, bearing interest at 8% per annum, except for those received from Operadora de Manufacturera de Tubos, S.A. de C.V., with different maturity dates.

At the Ordinary General Stockholders' meeting held on July 18, 2003, a resolution was passed to increase the variable portion of capital stock of the Company (see note 13a). The Company issued additional equity interests to Operadora de Manufacturera de Tubos, S.A. de C.V., Operadora de Compañia Mexicana de Tubos, S.A. de C.V., and Inmobiliaria Belgrado, S.A. de C.V. (see note 5), in exchange for the cancellation of a total amount of Ps1,231,258 of indebtedness owed to these related companies. As a result of this transaction, the Company recognized a Ps.157,191 gain on extinguishment of debt in the consolidated statement of income for 2003.

(b) The loans payable to Operadora de Manufacturera de Tubos, S.A. de C.V., as of December 31, 2002 is as follows:

Unsecured commercial loans received in 1999 and 2000, bearing interest at 8% per annum on outstanding balances, with principal and interest maturing in July 2003	Ps 371,576
Unsecured commercial loans received in 2001, bearing interest at 8% per annum on outstanding balances, with principal and interest maturing in July 2003	297,071
Unsecured commercial loan received in February 2002, bearing interest at 8% per annum on outstanding balances, with principal and interest maturing in July 2003	13,443
Unsecured commercial loans received in 2002, bearing no interest	281,774
	963,864
Accrued interest payable	170,722
	Ps1,134,586

(Thousands of constant Mexican pesos as of September 30, 2004)

(c) The long-term debt as of December 31, 2002 and 2003 consists of the following:

	2002	2003
Industrial mortgage loan	Ps366,683	19,721
Medium-term commercial paper	3,347	3,507
Total long-term debt	370,030	23,228
Less current installments	53,604	4,194
Long-term debt, excluding current installments, classified under current liabilities	Ps316,426	19,034

(d) Industrial mortgage loan—

On October 24, 1997, Simec and its creditor banks entered into a debt restructuring agreement.

The debt restructuring agreement provides for compliance with certain requirements and obligations, certain of which were not met in 2002 and 2003. Such non-compliance could have resulted in acceleration of this debt. Therefore, this long-term debt has been classified under current liabilities in the balance sheets.

The amounts paid by the Company for the installments due in 2001, 2002 and 2003 were US$12,428, US$6,676 and US$1,453, respectively. Also in 2001, 2002 and 2003 the Company prepaid US$27,000, US$47,941 and US$29,931 plus interest thereon, respectively. The Company repaid this loan in full during 2004 (see note 16).

At December 31, 2002 and 2003, the balance of the mortgage loan amounts to US$33,081 and US$1,698, respectively.

(11) Seniority premiums—

The cost, obligations and other elements of the seniority premiums, mentioned in note 2i, have been determined based on computations prepared by independent actuaries at December 31, 2001, 2002 and 2003, respectively.

The components of the net periodic cost for the years ended December 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003
Net periodic cost:			
Service cost	Ps1,094	927	931
Interest cost	398	454	463
Amortization of transition asset	59	165	248
Amortization of prior service cost and plan modifications, and other expenses	413	305	154
Net periodic cost	Ps1,964	1,851	1,796

Notes to Consolidated Financial Statements — (Continued)

(Thousands of constant Mexican pesos as of September 30, 2004)

The actuarial present value of plan benefit obligations is as follows:

	2002	2003
Projected benefit obligations (PBO)	Ps11,714	12,368
Unrecognized items:		
Transition asset	(2,449)	(3,630)
Variances in assumptions and experience adjustments	(1,497)	(656)
Additional liability	2,398	1,996
Net projected liabilities reported on the consolidated balance sheets	Ps10,166	10,078

Significant assumptions used in determining the net periodic cost of the plan are as follows:

	2002	2003
Discount rate	4.5%	4.5%
Rate of compensation increase	0%	1%

(12) Income and asset taxes, employee statutory profit sharing and tax loss carryforwards—

Since 1995, the Company, having received authorization from the Mexican tax authorities, has been filing consolidated income tax and asset tax returns.

In conformity with the Income Tax Law, in 2001, 2002 and 2003 the Company consolidated the taxable income of subsidiary companies for income tax and asset tax purposes on a 60% basis.

Under current Mexican tax law, companies must pay the greater of income tax or asset tax. Both taxes recognize the effects of inflation, but using a different approach than the generally accepted accounting principles in Mexico.

Employee statutory profit sharing is practically computed on the same basis as for income tax; however, the effects of inflation are not recognized. Substantially all of the Company's employees are employed by subsidiaries that generate no income before taxes.

The Asset Tax Law provides for a 1.8% tax on assets adjusted for inflation, less certain liabilities.

Income tax and employee statutory profit sharing are comprised as follows:

	2001	2002	2003
Income tax			
Current	Ps 29,777	23,925	25,076
Deferred	119,297	6,969	109,599
Total income tax	Ps149,074	30,894	134,675
Employee statutory profit sharing			
Current	Ps 1,967	1,084	5,263
Deferred	7,802	(2,647)	(1,128)
Total employee statutory profit sharing	Ps 9,769	(1,563)	4,135

INDUSTRIAS CH, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Thousands of constant Mexican pesos as of September 30, 2004)

The tax expense attributable to income before income tax, employee statutory profit sharing and minority interest differed from the amount computed by applying the Mexican income tax rate of 35% in 2001 and 2002, and 34% in 2003 to pretax income, as a result of the following:

	2001	2002	2003
Tax expense at statutory rate	Ps170,867	201,886	349,867
Increase (reduction) resulting from:			
Effects of inflation, net	(10,527)	337	65,860
Non-deductible expenses	8,287	16,095	10,471
Adjustments for enacted changes in tax laws and rates	—	(6,060)	(55,478)
Change in the beginning-of-the-year balance of the valuation allowance for deferred tax assets	24,489	(74,211)	(239,570)
Acquired company's tax loss carryforwards	—	(104,414)	—
Other, net	(44,042)	(2,739)	3,525
Income tax expense	Ps149,074	30,894	134,675

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2003, are presented below:

	2002		2003	
	Income tax	Employee statutory profit sharing	Income tax	Employee statutory profit sharing
Deferred tax assets:				
Allowance for doubtful receivables	Ps 18,099	—	22,233	—
Accruals	58,523	133	8,923	145
Advances from customers	118,629	—	104,727	—
Net operating loss carryforwards	788,515	—	434,412	—
Recoverable asset tax	206,022	—	223,731	—
Total gross deferred tax assets	1,189,788	133	794,026	145
Less valuation allowance	507,363	—	267,793	—
Net deferred tax assets	682,425	133	526,233	145
Deferred tax liabilities:				
Inventories, net of balances as of December 31, 1986 not deducted	730,869	7,064	563,469	5,948
Property, plant and equipment	1,445,774	—	1,657,629	—
Derivative financial instruments	—	—	6,354	—
Consolidation tax benefits (special items)	46,921	—	78,223	—
Pre-operating expenses	110,858	—	85,495	—
Accumulated amortization of negative goodwill	129,433	—	196,045	—
Other	16,832	—	10,921	—
Total gross deferred tax liabilities	2,480,687	7,064	2,598,136	5,948
Net deferred tax liabilities	Ps1,798,262	6,931	2,071,903	5,803

Notes to Consolidated Financial Statements — (Continued)

(Thousands of constant Mexican pesos as of September 30, 2004)

The valuation allowance for deferred tax assets as of December 31, 2002 and 2003 amounted to Ps507,363 and Ps267,793, respectively. The net change in the total valuation allowance for the year ended December 31, 2001 was an increase of Ps24,489, and for the years ended December 31, 2002 and 2003 was a decrease of Ps74,211 and Ps239,570, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

At December 31, 2003, operating tax loss carryforwards and recoverable asset tax expire as follows:

	Inflation-adjusted through December 31, 2003	
Year	Operating loss carryforwards	Recoverable asset tax
2004	Ps 200,032	3,918
2005	372,663	3,105
2006	98,293	11,786
2007	59,593	22,385
2008	45,776	34,327
2009	56,815	19,090
2010	223,760	65,144
2011	79,681	16,766
2012	116,450	25,600
2013	63,336	21,610
	Ps1,316,399	223,731

In accordance with current Mexican Income Tax Law, operating tax losses for a year, adjusted for inflation, may be carried forward to the taxable income of the ten succeeding years.

A new Income Tax Law was enacted on January 1, 2002. This law provides for a 1% annual reduction in the income tax rate beginning in 2003, so that the rate be 32% in 2005. As a result of these changes, during the years ended December 31, 2002 and 2003 the Company recognized a decrease in net deferred tax liabilities of Ps6,060 and Ps55,478, respectively, which was credited to the results of operations in those years.

(13) Stockholders' equity—

The principal characteristics of stockholders' equity are described below:

(a) Structure of capital stock—

➤ At the Ordinary General Stockholders' Meeting held on July 18, 2003, the stockholders agreed to increase the variable portion of capital stock in Ps1,152,621 (Ps1,087,317 historical), issuing 37,493,703 common Series "B" shares, representing the variable portion of capital stock, of which 35,829,343 shares were subscribed and paid by the companies mentioned in note 10a, through capitalization of the Company's debt with those companies, and the remaining 1,664,360 shares were fully subscribed by other stockholders.

Notes to Consolidated Financial Statements — (Continued)

(Thousands of constant Mexican pesos as of September 30, 2004)

➤ At the Ordinary and Extraordinary Stockholders' Meetings held on April 30, 2002, the stockholders agreed to increase the reserve for repurchase of treasury stock to Ps300,000 (historical). Additionally, changes of certain clauses of the Company's bylaws were approved. Accordingly, the minimum fixed portion of capital stock is Ps396,276 historical, represented by 13,219,219 Series "B", Class I shares, and the variable portion of capital stock is not to exceed ten times the fixed minimum capital stock represented by Series "B", Class II shares. All shares are no-par-value, common, registered stock.

After the above activity, the Company's capital stock at December 31, 2003 is represented by 120,169,248 shares, for a total amount of Ps4,266,738 (Ps3,484,908 historical), of which Ps383,357 historical represent the minimum fixed portion consisting of 13,219,219 Series "B" Class I shares, whereas the variable portion amounts to Ps3,101,551 historical, consisting of 106,950,029 Series "B" Class II shares. All shares are no-par-value, common, registered stock.

(b) Purchase of treasury stock—

Companies listed in the Mexican Stock Exchange may temporarily reacquire a portion of their own stock in order to strengthen the stock market supply and demand. Under Mexican Income Tax Law, treasury shares which are not publicly traded within a one-year period, may be deemed canceled shares and treated as a decrease in capital stock subject to income tax.

During 2001, the Company sold 3,829,700 treasury shares, in Ps93,344 with a purchase price of Ps94,319, thus sustaining a loss of Ps975, which was recorded under treasury stock in stockholders' equity. Likewise, during the same year, the Company reacquired 1,437,100 of its own stock for Ps25,377. As of December 31, 2001, there was a balance of 1,325,400 treasury shares.

In 2002, the Company sold 69,500 treasury shares, with a purchase price of Ps1,250 for Ps1,490, thus obtaining a gain of Ps240 that was recorded under treasury stock in stockholders' equity. In 2003, the Company sold 457,600 treasury shares, with a purchase price of Ps6,784 for Ps9,451, thus obtaining a gain of Ps2,667 that was recorded in the same manner as in 2002. Also, in 2003 the Company reacquired 40,800 of its own shares for Ps903. At December 31, 2003, the Company holds 839,100 treasury shares, at an average price of 16 pesos per share. The authorized amount to acquire treasury stock is Ps300,000 historical. At December 31, 2003, the market value is 30 pesos per share.

Notes to Consolidated Financial Statements — (Continued)

(Thousands of constant Mexican pesos as of September 30, 2004)

(c) Comprehensive income—

The comprehensive income reported on the statements of stockholders' equity represents the results of the total performance of the Company during the year, and includes the items mentioned below which, in accordance with Mexican GAAP, are reported directly in stockholders' equity, except for net income.

	2001	2002	2003
Majority interest:			
Net income	Ps 283,956	526,953	847,294
Results from holding non-monetary assets	(198,752)	377,694	405,821
Deferred income taxes on the results from holding non-monetary assets	—	(128,911)	(138,587)
Fair value of derivative financial instruments	—	—	17,154
Deferred income taxes on the fair value of derivative financial instruments	—	—	(5,663)
	85,204	775,736	1,126,019
Minority interest:			
Net income	45,393	20,532	42,916
Results from holding non-monetary assets	—	67,549	52,103
Deferred income taxes on the results from holding non-monetary assets	—	(21,885)	(19,121)
Fair value of derivative financial instruments	—	—	2,093
Deferred income taxes on the fair value of derivative financial instruments	—	—	(691)
	45,393	66,196	77,300
Comprehensive income	Ps 130,597	841,932	1,203,319

(d) Restrictions on stockholders' equity—

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock.

Stockholder contributions, restated as provided for by the tax law, may be dividended or otherwise distributed to stockholders tax-free, to the extent that such contributions equal or exceed stockholders' equity.

Retained earnings and other stockholders' equity accounts, on which no income taxes have been paid, are subject to income taxes in the event of distribution at the rate of 33%, payable by the Company. Consequently, the stockholders may only receive 67% of such amounts.

(e) Earnings per share—

Earnings per share for each year have been computed by dividing the majority interest net income by the weighted average of the shares outstanding for each year.

Amounts considered for the calculations are as follows:

	Majority interest net income	Number of shares used in computation	Earnings per share (pesos)
December 31, 2001	Ps283,956	82,675,545	3.43
December 31, 2002	526,953	82,675,545	6.37
December 31, 2003	847,294	93,618,846	9.05

Notes to Consolidated Financial Statements — (Continued)

(Thousands of constant Mexican pesos as of September 30, 2004)

(14) Segment and geographic distribution information—

The Company's management evaluates its operations within one business segment.

The Company's products are mainly sold in Mexico and the United States of America, and are targeted basically at construction markets. Below are the Company's net sales to customers from the following countries or regions:

	2001	2002	2003
Mexico	Ps3,017,336	3,419,858	4,182,645
United States of America	159,896	439,242	628,307
Latin America	5,318	28,401	2,340
Canada	—	471	—
Other	1,319	886	2,124
	Ps3,183,869	3,888,858	4,815,416

(15) Commitment and contingent liabilities—

Commitment—

(a) As discussed in note 7 to the financial statements, late in 2003 the Company contracted with PEMEX Gas y Petroquímica Básica derivative financial instruments for hedging the price fluctuations of natural gas prices. The hedge will establish the price for the Company's natural gas consumption from 2004 to 2006.

Contingent liabilities—

(b) In 1989, Pacific Steel, Inc. ("Pacific Steel"), a subsidiary of Simec based in National City, San Diego County, California, was required by the California Regional Water Control Board, San Diego Region (the "Regional Board") to sample the soil beneath the former storage site of the automobile shredder waste generated by Pacific Steel's prior scrap processing operations and to submit the results to the Regional Board. In 1990, in response to another directive issued by the Regional Board, Pacific Steel submitted a range of remedial alternatives to clean up the contaminated soil. The Regional Board has not responded to Pacific Steel's clean up alternatives. Pacific Steel has no scrap processing operations on this site. Simec believes its liability will be between US$800 and US$1,700 with respect to the remediation of this site, exclusive of any contribution from third parties or insurance coverage with respect to all or a portion of its remedial costs to which it may be entitled. Simec maintains a reserve of approximately US$1,700 (Ps19,294). There can be no assurance that the Regional Board or any other interested third party will not object to the recommended remediation alternative. Pacific Steel has discontinued processing scrap in San Diego, but continues to collect raw scrap in San Diego for transport to the Mexicali facility for processing.

(c) In September 2002, the California Department of Toxic Substances Control (the "California TSC") issued an Imminent and Substantial Endangerment Determination and Schedule for Compliance (the "Enforcement Order") alleging that certain soil management and metal recovery operations at one of Pacific Steel's sites may cause imminent and substantial endangerment to human health and the environment. The California TSC has verbally indicated that it intends to seek a penalty of approximately US$235 although no penalty has formally been sought yet. Pacific Steel has filed a notice of defense preserving its right to an administrative hearing and has provided the California TSC

(Thousands of constant Mexican pesos as of September 30, 2004)

a plan to address the alleged non-compliance issues. Additionally, the Community Development Commission of National City in California has announced that it intends to purchase, at market value less the cost of remediation and costs incurred, 3.86 acres of the site for redevelopment. Consequently, Pacific Steel recorded its land at realizable value based on an independent appraisal, resulting in a Ps.21,319 decrease in the carrying amount of the land and a charge to income in the same amount in 2002.

(d) On July 2, 2003, Compañía Siderúrgica de Guadalajara, S.A. de C.V. ("Siderúrgica de Guadalajara") filed nullification proceedings before the *Tribunal Federal de Justicia Fiscal y Administrativa* (Federal Tax and Administrative Court of Justice) against an official letter issued by the *Administración Central de Auditoría Fiscal Internacional* (Central International Fiscal Auditing Office) under the *Servicio de Administración Tributaria* (Internal Revenue Service), whereby Siderúrgica de Guadalajara is deemed to have unpaid taxes of approximately Ps87,842 on alleged omissions (being jointly liable) for the payment of income taxes it should have withheld from third parties on interest payments abroad in 1998, 1999, 2000, and for the period from January 1 to June 30, 2001. The proceeding is currently pending. Management of the Company believes and it has been informed by legal counsel that there are reasonable defenses to this tax claim.

(e) The Company and its subsidiaries are involved in a number of lawsuits and claims arising in the normal course of business. The Company's management expects that the final outcome of these matters will not have a material adverse effect on the Company's financial position and results of operations.

(16) Subsequent events—

(a) On March 18, 2004, a subsidiary of the Company paid US$1,698 plus interest to fully repay the industrial mortgage loan mentioned in note 10d. This mortgage loan had previously been reclassified to current liabilities as a result of prior covenant non-compliance.

(b) On August 9, 2004, Simec and a subsidiary of Simec acquired most of the assets of Atlax, S.A. de C.V. and certain of the assets of Operadora Metamex, S.A. de C.V. The assets consisted of inventories and facilities in Apizaco, Tlaxcala and Cholula, Puebla that produce specialty steel products. The purchase price of these assets was approximately US$120,000. (Unaudited).

(17) Recently issued accounting standard—

Financial instruments with characteristics of liabilities, equity, or both—

In May 2003, the Mexican Institute of Public Accountants issued Bulletin C-12, *"Financial Instruments with Characteristics of Liabilities, Equity, or Both."* Bulletin C-12 is effective for fiscal years beginning after December 31, 2003, although earlier application is permitted. Bulletin C-12 accumulates regulations contained in other bulletins related to issuance of complex financial instruments, and adds regulations necessary for a comprehensive resolution of general problems. Therefore, Bulletin C-12 defines the basic differences between liabilities and equity; establishes rules for the classification and valuation of the liability and equity components of combined financial instruments, upon initial recognition; and establishes rules for disclosure of combined financial instruments. Under Bulletin C-12, financial instruments should be classified as liabilities or equity at the beginning of the year of adoption, and comparative financial information for prior years should not be restated, nor a cumulative-effect-type adjustment recognized in the year of adoption.

The Company estimates that the adoption of Bulletin C-12 will not have a material effect on its financial position or results of operations.